Exhibit 99.6

S9197081 FORMULAIRE ^'INSTRUCTIONS DE VOTE KEEGAN RESOURCES INC. {THE "COMPANY") assemblEe spEciale TYPE D'ASSEMELtE : DATE DE L'ASSEMBLEE : DATE DE REFERENCE : N DE CONTROLE
N° DE COMPTE : DATE DE D£POT : MARDI 19 f£VRIER 2013 a 16 H 30 HNP 16 JANVIER 2013 123456789123 rCUID;T123 CSS 123456789i'j irl !H:: 'Ci^ N Cl'SiP . 487275109 NO 115 DEVONS RECEVOIR VOS INSTRUCTtONS DE VOTE AU MOINS UN JOUR OliVRABLE AVANT LA DATE DE DEPOT DE LA PROCURATION. Veuillez Etansmettre vos instructions au 1 800 474-7501 (en ' francais) on an 1 £00 474-7492 (en anglais) Voire rtum&ode corctrfile it 12 tNffres est indiquG ct-dessus. Veuillez retoufner oe formubire destructions de vote dans I'enveloppe fournie. 514)281-8911 ou su (905) 507-7793. SIVOUSVOULEZASSISTER A L'ASSEMBLEE, OU A TOUT AJOLIRNEMENI DE CELLE-CI, OU fNCORE Df SIGNER UNt PERSONNE AUTRE QUE LES PERSON NES INOEOU^ES C1-DESSUS POURYASSEStER, VOTER ETAGIR EN VOIRE NOM, INDIOUEZ VOTRE NOM OU LE NOM DE LA PERSONNE QUI ASSIStERA A L'ASSEMBLEE SUR LALIGNE FONDE DE POUVOIR CI-DESSOUS. DEFAUT, GREG MCCUNU SHAWN WALLACE OU, 0100 000100100 00 00 0000000007022 10852138123456789123 APPROVE, WITH OR WITHOUT VARJATIOM, A SPECIAL RESOLUTION, THE FULL TEXT KM! CONTRF OF WHICH IS SET FORTH IN APPENDIX B TO THE ACCOMPANYING JOINT MANAGEMENT INFORMATION CIRCULAR OF THE COMPANY AND PMI GOLD CORPORATION ("PMI"; □ □ DATED JANUARY 11 2013 (THE INFORMATION CIRCULAR THE ISSUANCE, OR RESERVATION FOR ISSUANCE, AS THE CASE MAY BE, BY THE COMPANY, PURSUANT TO THE ARRANGEMENT AGREEMENT DATED DECEMBER 5, 2012 BETWEEN PMI AND THE COMPANY (THE ARRANGEMENT AGREEMENT"!. OF 89,767,038 COMMON SHARES OF THE COMPANY, REPRESENTING 105.57% OF THE TOTAL ISSUED AND OUTSTANDING SHARES OF THE COMPANY AS AT THE DATE OF THE INFORMATION CIRCULAR AND BEING THE NUMBER COMMON SHARES OF THE COMPANY NECESSARY TO GIVE EFFECT TO THE ARRANGEMENT (AS DEFINED IN THE ARRANGEMENT AGREEMENT) THE ADOPTION OF NEW ARTICLES OF THE COMPANY. THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX M TO THE INFORMATION CIRCULAR; EFFECTIVE AS OF THE EFFECTIVE TIME (AS DEFINED IN THE ARRANGEMENT AGREEMENT) OR AS SOON AS POSSIBLE tH ERE AFTER, THE CHANGE OF NAME OF THE COMPANY FROM "KEEGAN RESOURCES INC." TO "A5ANK0 GOLD INC". ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. TO APPROVE, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION, THE FULL QEQ CONUE TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, TO APPROVE THE ADOPTION OF ANEWSHARE OPTION PLAN OF THE COMPANY, THE FULL □ □ TEXT OF WHICH IS SET FORTH IN APPENDIX It TO THE INFORMATION CIRCULAR, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. THE FOREGOING RESOLUTION WILL ONLY BE EFFECTIVE, AND WILL NOT BE IMPLEMENTED, UNLESS THE KEEGAN ARRANGEMENT RESOLUTION SET FORTH ABOVE, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR. IS APPROVED. TO APPROVE, WITH OR WITHOUT VARIATION. AN ORDINARY RESOLUTION, THE FUEL ESQ CONTKE TEXT OF WHICH IS SET FORTH EN APPENDIX B TO THE INFORMATION CIRCULAR. TO APPROVE THE ADOPTION OF A PERFORMANCE RIGHTS PLAN OF THE COMPANY, THE C3 □ FULL TEXT OF WHICH IS SET FORTH IN APPENDIX L TO THE INFORMATION CIRCULAR, ALL AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. THE FOREGOING RESOLUTION WILL ONLY BE EFFECTIVE, AND WILL NOT BE IMPLEMENTED, UNLESS THE KEEGAN ARRANGEMENT RESOLUTION SET FORTH ABOVE, THE FULL TEXT OF WHICH IS SET FORTH IN APPENDIX B TO THE INFORMATION CIRCULAR, IS APPROVEDVOTEZ AU MO YEN DE VOTRE APPAREIL MOBILE, COM ME UN TELEPHONE INTELLIGENT OU UNE TABLETTE ELECTRON (QUE, A L'ADHESSE PROXYVOTE.COM. *NOTE* LE PRESENT FORMULAIRE CONFERE LE POUVOIR 0I5CRETI0NNAIRE DE VOTER SUR O'AUTRES QUESTIONS SUSCEPTIBLE5 D'ETRE SOULEVEES A L'ASSEMBLEE OU A TOUTE REPRISE DE CELLE-CI. -NOTE* LE PRESENT FORMULAIRE D'INSTRUCTIONS DE VOTE DEVRAIT ETRE LU C0NJ01NTEMENT AVEC LA CIRCULATE DE SOLICITATION DE PROCURATIONS QUI L'ACCOMPAGNE. SIGNATURE